UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 7, 2023

IMAGING DIAGNOSTIC SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Commission file number: 000-26028

Florida	22-2671269
(State of Incorporation)	(IRS Employer Ident. No.)

618 E South Street, Suite 500, Orlando, Florida	32801
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number: (954) 581-9800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Item 8.01. Other Events.

On July 7, 2023, Imaging Diagnostic Systems Inc. (“IDSI”) entered into a non-binding letter of intent (the “LOI”) with Bright New Vision Inc., a Delaware corporation (“BNV”). The LOI contemplates a reverse merger transaction pursuant to which, upon closing, the shareholders of BNV would own approximately 82% of IDSI’s issued and outstanding common stock and all of IDSI’s directors and officers would be BNV affiliates.

The LOI contemplates closing of the proposed transaction on or before December 31, 2023; however, given the preliminary non-binding nature of the LOI and numerous business and risk factors, there can be no assurance that the transaction will ever close or, if it does close, as to the date of the closing.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Letter of Intent dated as of July 7, 2023, between Imagining Diagnostic Systems Inc. and Bright New Vision Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 7, 2023

IMAGING DIAGNOSTIC SYSTEMS, INC.

By:	/s/ Lun Li
Lun Li
Chief Executive Officer

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